                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-75213

         Prospectus Supplement A to Prospectus dated February 16, 2000

                         THE GOLDMAN SACHS GROUP, INC.

                              6.65% Notes due 2009
[GOLDMAN SACHS LOGO]

                            ------------------------

     You should read this prospectus supplement, which describes the first quarter earnings reported by Goldman Sachs, in conjunction with the prospectus dated February 16, 2000.

     See "Risk Factors" beginning on page 10 of the prospectus dated February 16, 2000 to read about factors you should consider before investing in the notes.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     Goldman, Sachs & Co., a subsidiary of Goldman Sachs, will and other affiliates of Goldman Sachs may use this prospectus supplement in connection with offers and sales of the notes in market-making transactions.

                              GOLDMAN, SACHS & CO.

                            ------------------------

                  Prospectus Supplement dated March 21, 2000.

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

                              RECENT DEVELOPMENTS

     On March 21, 2000, The Goldman Sachs Group, Inc. reported net earnings of $887 million, or $1.76 per diluted share, for its fiscal first quarter ended February 25, 2000.

                               BUSINESS SEGMENTS

GLOBAL CAPITAL MARKETS

     Net revenues in Global Capital Markets, which includes Investment Banking and Trading and Principal Investments, were $3.3 billion, a 30% increase from the prior quarter and 47% above last year's first quarter.

     INVESTMENT BANKING. Investment Banking generated net revenues of $1.2 billion, a 5% decrease from the record prior quarter and 37% above last year's first quarter. Underwriting revenues increased significantly over the same period in 1999 as strong investor demand in global equity markets continued to create a favorable environment for new issue activity. Net revenues in the Financial Advisory business increased 12% over the same period in 1999, resulting from an active global mergers and acquisitions market and an increase in the number of large transactions. Net revenue growth was particularly strong in the high technology and communications, media and entertainment sectors as compared with the first quarter of 1999. Net revenues increased in all major regions compared to the first quarter of 1999.

     TRADING AND PRINCIPAL INVESTMENTS. Net revenues in Trading and Principal Investments were $2.1 billion for the quarter, significantly above both the fourth quarter of 1999 and last year's first quarter. FICC net revenues increased 16% compared to the first quarter of 1999, primarily due to increased customer activity in fixed income derivatives, partially offset by a reduction in net revenues from Goldman Sachs' government bond business. Net revenues in Equities increased substantially over the same 1999 period, primarily due to favorable conditions in global equity markets that resulted in higher transaction volumes in Goldman Sachs' global shares businesses, particularly in Europe, and increased customer flow in equity derivatives. Net revenues in Principal Investments increased substantially over the same 1999 period, primarily due to mark-to-market gains on certain of Goldman Sachs' merchant banking investments in the high technology and telecommunications sectors.

ASSET MANAGEMENT AND SECURITIES SERVICES

     Net revenues in Asset Management and Securities Services were $1.2 billion, an increase of 27% over the fourth quarter and 59% above the same prior year period. Asset Management revenues increased 51% over last year's first quarter, primarily reflecting a 33% increase in average assets under management as well as favorable changes in the composition of assets managed. Securities Services net revenues were 15% higher than the same 1999 period, primarily due to growth in Goldman Sachs' prime brokerage business and increased customer balances in securities lending and margin lending. Commissions nearly doubled compared to the same prior year period as healthy global equity markets led worldwide transaction volumes to record levels. Revenues from the increased share of gains from Goldman Sachs' merchant banking funds also contributed to the growth in Commissions.

                                    EXPENSES

     Operating expenses were $3.0 billion for the quarter. The ratio of compensation and benefits to net revenues was 50% for the first quarter of 2000. Non-compensation-related expenses rose 23% compared to the same period in 1999, primarily due to costs associated with higher employment levels, global expansion and growth in business activity. Goldman Sachs' effective tax rate for the first quarter was 40%.

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                                    CAPITAL

     As of February 25, 2000, total capital was $33.8 billion, consisting of $11.1 billion in stockholders' equity and $22.7 billion in long-term debt. Book value per share was $22.90, based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 484,613,335 at period end.

                                    DIVIDEND

     On March 20, 2000, the Board of Directors of The Goldman Sachs Group, Inc. declared a dividend of $0.12 per share to be paid on May 25, 2000, to voting and nonvoting common shareholders of record on April 24, 2000.

                            SHARE REPURCHASE PROGRAM

     On March 20, 2000, the Board of Directors approved a share repurchase program authorizing the repurchase of up to 15 million shares of Goldman Sachs' common stock. The repurchase program will be effected from time to time, depending on market conditions, through open market purchases and privately negotiated transactions.

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                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                         BUSINESS SEGMENT NET REVENUES
                                  (unaudited)
                                ($ in millions)

                                                         THREE MONTHS ENDED                       CHANGE FROM
                                             ------------------------------------------   ---------------------------
                                             FEBRUARY 25,   NOVEMBER 26,   FEBRUARY 26,   NOVEMBER 26,   FEBRUARY 26,
                                                 2000           1999           1999           1999           1999
                                             ------------   ------------   ------------   ------------   ------------
Global Capital Markets
  Financial Advisory.......................     $  583         $  622         $  522           (6)%           12%
  Underwriting.............................        653            683            380           (4)            72
                                                ------         ------         ------
  Investment Banking.......................     $1,236         $1,305         $  902           (5)            37
                                                ------         ------         ------

  FICC.....................................     $1,016         $  414         $  876          145             16
  Equities.................................        858            430            455          100             89
  Principal Investments....................        214            407             26          (47)          N.M.
                                                ------         ------         ------
  Trading and Principal Investments........     $2,088         $1,251         $1,357           67             54
                                                ------         ------         ------
Total Global Capital Markets...............     $3,324         $2,556         $2,259           30             47
                                                ------         ------         ------

Asset Management and Securities Services
  Asset Management.........................     $  306         $  282         $  202            9%            51%
  Securities Services......................        238            196            207           21             15
  Commissions..............................        625            439            327           42             91
                                                ------         ------         ------
Total Asset Management and Securities
  Services.................................     $1,169         $  917         $  736           27             59
                                                ------         ------         ------
Total net revenues.........................     $4,493         $3,473         $2,995           29             50
                                                ======         ======         ======

                                     * * *

                            ASSETS UNDER SUPERVISION
                                  (unaudited)
                                ($ in millions)

                                                          AS OF                              CHANGE FROM
                                        ------------------------------------------   ---------------------------
                                        FEBRUARY 25,   NOVEMBER 26,   FEBRUARY 26,   NOVEMBER 26,   FEBRUARY 26,
                                            2000           1999           1999           1999           1999
                                        ------------   ------------   ------------   ------------   ------------
Assets under management...............    $279,617       $258,045       $206,380            8%            35%
Other client assets...................     272,991        227,424        163,315           20             67
                                          --------       --------       --------
Total assets under supervision........    $552,608       $485,469       $369,695           14             49
                                          ========       ========       ========

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                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (unaudited)

                                                                  THREE MONTHS ENDED
                                                  --------------------------------------------------
                                                   FEBRUARY 25,      NOVEMBER 26,      FEBRUARY 26,
                                                       2000              1999              1999
                                                   ------------      ------------      ------------
                                                  (in millions, except share and per share amounts)
Revenues
Global capital markets
     Investment banking.........................   $      1,230      $      1,305         $  902
     Trading and principal investments..........          2,096             1,218          1,398
Asset management and securities services........            944               736            543
Interest income.................................          3,694             3,453          3,013
                                                   ------------      ------------         ------
     Total revenues.............................          7,964             6,712          5,856

Interest expense................................          3,471             3,239          2,861
                                                   ------------      ------------         ------
Revenues, net of interest expense...............          4,493             3,473          2,995

Operating expenses
Compensation and benefits, excluding employee
  initial public offering awards................          2,247             1,527          1,275
Amortization of employee initial public offering
  awards........................................            111               114             --
Brokerage, clearing and exchange fees...........            129               118            111
Market development..............................            106               117             77
Communications and technology...................             93                82             78
Depreciation and amortization...................            101               108             97
Occupancy.......................................             95                93             78
Professional services and other.................            132               105             91
                                                   ------------      ------------         ------
Total operating expenses........................          3,014             2,264          1,807
Pre-tax earnings................................          1,479             1,209          1,188
Provision for taxes.............................            592               486            181
                                                   ------------      ------------         ------
Net earnings....................................   $        887      $        723         $1,007
                                                   ============      ============         ======
Earnings per share
Basic...........................................   $       1.83      $       1.51
Diluted.........................................           1.76              1.48

Average common shares outstanding
Basic...........................................    484,576,498       477,395,104
Diluted.........................................    505,387,044       489,011,804

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